Exhibit 99.1

Yulong Eco-Materials Limited Announces Results of Fiscal 2017 Annual General Meeting

PINGDINGSHAN, China, June 29, 2017 — Yulong Eco-Materials Limited (Nasdaq: YECO) (“Yulong” or the “Company”), a vertically integrated manufacturer of eco-friendly building products, today announced the results of the Company’s 2017 Annual General Meeting of the Shareholders (the “Meeting”) held on June 29, 2017 at 10:00 a.m. Beijing Local Time in Pingdingshan, Henan Province, PRC.

At the Meeting, the Company’s shareholders adopted and approved the following resolutions proposed by the Board of Directors of the Company:

1.	To re-appoint Ms. Junfeng Ma to serve as a director of the Company until the next annual meeting of the Company or until her successor is duly elected and appointed;
2.	To re-appoint Ms. Yang Li to serve as a director of the Company until the next annual meeting of the Company or until her successor is duly elected and appointed;
3.	To re-appoint Mr. Qingsheng Liu to serve as a director of the Company until the next annual meeting of the Company or until his successor is duly elected and appointed;
4.	To re-appoint Mr. Yulong Zhu to serve as a director of the Company until the next annual meeting of the Company or until his successor is duly elected and appointed;
5.	To re-appoint Mr. Wenge Du to serve as a director of the Company until the next annual meeting of the Company or until his successor is duly elected and appointed;
6.	To re-appoint Ms. Qiang Liu to serve as a director of the Company until the next annual meeting of the Company or until her successor is duly elected and appointed;
7.	To approve and ratify the appointment of KSP Group, Inc. as the independent registered public accounting firm to audit the financial statements for the fiscal year ended on June 30, 2016 and to review two quarterly financial statements for the fiscal quarters ended September 30, 2016 and December 31, 2016;
8.	That the board of directors of the Company (the “Board”) adjourn the Annual General Meeting;
9.	To approve the Reverse Stock Split as defined in the Notice of Annual General Meeting of Shareholders (the “Meeting Notice”);
10.	To approve the Memorandum Amendments as defined in the Meeting Notice; and
11.	To approve the Amendments, as defined in the Meeting Notice, and that any officer or the registered office of the Corporation file the Amended Articles of Association (as defined in the Meeting Notice) with the registrar of Companies in the Cayman Islands.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s business strategies and initiatives as well as the Company’s business plans; the Company’s future business development, results of operations and financial condition; expected changes in the Company’s revenue and certain cost or expense items; trends and competition in the education industry in China; general economic and business conditions in China; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.